EXHIBIT 99.3

Consent of Independent Auditor

We hereby consent to the incorporation by reference in the Registration Statements on Form F-10 (File No. 333-211073) and Form S-8 (File Nos. 333-203409 and 333-213450) of Pretium Resources Inc. of our report dated March 8, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Current Report on Form 6-K dated March 8, 2018.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada
March 8, 2018